October 7, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         AzurRx BioPharma, Inc.
Registration Statement on Form S-1
File No. 333-212511
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of AzurRx BioPharma, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 9:30 a.m. on October 11, 2016, or as soon thereafter as practicable.
In connection with the Preliminary Prospectus distribution for the above-captioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
The following information with respect to the distribution of the Preliminary Prospectus dated October 5, 2016 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.
The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated October 5, 2016, through the date hereof:
Preliminary Prospectus, dated October 5, 2016:
500 copies were distributed to prospective underwriters, institutional investors, dealers and others.

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Very truly yours,
WallachBeth Capital, LLC
as Representative of the Several Underwriters

By:     /s/ Dan Tapia
Name: Dan Tapia
Title: Chief Compliance Officer
Network 1 Financial Securities, Inc.
as Representative of the Several Underwriters

By:     /s/ Damon Testaverde
Name: Damon Testaverde
Title: Managing Director